Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188262

PROSPECTUS SUPPLEMENT

(to prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013, November 4, 2013, January 8, 2014 and January 14, 2014)

BIOMET, INC.

$1,825,000,000 6.500% Senior Notes due 2020

$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013, July 18, 2013, August 29, 2013, August 29, 2013, October 1, 2013, October 8, 2013, October 8, 2013, October 11, 2013, November 4, 2013, January 8, 2014 and January 14, 2014.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 29, 2013 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 11, 2013 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is February 4, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2014

LVB ACQUISITION, INC.

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware Indiana	000-54505 001-15601	26-0499682 35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On February 3, 2014, the Company issued a press release announcing the settlement of the Multi-District Litigation entitled MDL 2391 – In Re: Biomet M2A Magnum Hip Implant Product Liability Litigation. As of January 31, 2014, there were 1012 lawsuits pending in the MDL. Additional lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. Biomet continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement. The final amount of payments under the settlement is uncertain. However, the Company believes that the payments under the settlement will exhaust the Company’s self-insured retention under its insurance program, which is $50.0 million, equal to the Company’s current accrual for contingencies for claims associated with metal-on-metal hip products. If this should occur, the Company would have an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. Biomet maintains $100.0 million of third-party insurance coverage. The Company’s insurance carriers have been placed on notice of the claims that are subject to the settlement, and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Company’s insurance carriers have reserved all rights under their respective policies and could still ultimately deny coverage for some or all of the Company’s insurance claims. However, the Company continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. Therefore, it believes it is probable that it would receive from its insurance carriers the full amount by which the ultimate losses under the settlement exceed $50.0 million. The settlement does not affect certain other claims relating to the Company’s metal-on-metal hip products that are pending in various state courts, and other claims may be filed in the future. The Company’s $50.0 million accrual for contingencies associated with metal-on-metal hip products is unchanged since November 30, 2013. The Company is currently assessing any necessary adjustments to the current accrual amount to cover the estimated full amount of the settlement, and assessing any potential receivables to be recorded for recoveries from the insurance carriers.

The court order relating to the settlement and the press release are filed herewith as exhibit 10.1 and 99.1, respectively, and are incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Document

10.1	Court order

99.1	Press Release issued February 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: February 4, 2014

LVB ACQUISITION, INC.

/s/ Bradley J. Tandy
By: Bradley J. Tandy
Its: Senior Vice President, General Counsel and Secretary

BIOMET, INC.

/s/ Bradley J. Tandy
By: Bradley J. Tandy
Its: Senior Vice President, General Counsel and Secretary

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Exhibit 10.1

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF INDIANA

SOUTH BEND DIVISION

IN RE: BIOMET M2a MAGNUM HIP	)
IMPLANT PRODUCTS LIABILITY	)
LITIGATION (MDL 2391))		CAUSE NO. 3:12-MD-2391
)
)
)
This Document Relates to All Cases	)
)

ORDER

In light of the parties’ tender of the Settlement Agreement, the Case Management Order Establishing Common Benefit Fee and Expense Funds, and Biomet Common Benefit Settlement Agreement, each of which is attached to this order, I VACATE the scheduling order entered on December 10, 2013 [Doc. No. 1118] and VACATE the case management conference set for February 28, 2014.

A status conference will be conducted by telephone on Monday, April 21, 2014 at 10:00 a.m. (E.D.T.), unless a contrary request is made and granted. The parties shall submit their joint status report by April 17, 2014.

SO ORDERED.

ENTERED:     February 3, 2014

/s/ Robert L. Miller. Jr.
Judge, United States District Court
Northern District of Indiana

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SETTLEMENT AGREEMENT

BETWEEN

BIOMET, INC.

AND

PLAINTIFFS EXECUTIVE COMMITTEE FOR IN RE: BIOMET M2A MAGNUM HIP

IMPLANT PRODUCTS LIABILITY LITIGATION, MDL No. 2391

This binding Settlement Agreement (the “Settlement Agreement”) is made and entered into on this 31st day of January, 2014, on behalf of the Plaintiffs’ Executive Committee (the “PEC”) and Plaintiffs’ Counsel in In Re Biomet M2A Magnum Hip Implant Products Liability Litigation, (MDL 2391) (hereinafter the “Biomet MDL”) and BIOMET, INC. and its related entities that are parties to the Biomet MDL (hereinafter “Biomet”).

WHEREAS, Plaintiffs have asserted claims against Biomet and other persons and entities in the Biomet MDL for alleged injuries, losses and damages allegedly sustained by Plaintiffs as a result of the use of Biomet’s M2a metal-on-metal hip replacement systems (“Biomet MoM Hips”) which Plaintiffs allege resulted in injuries, losses and damages; and

WHEREAS, Biomet disputes that Plaintiffs have sustained injuries, losses and damages as a result of the use of the Biomet MoM Hips; and

WHEREAS, Plaintiffs and Biomet are mindful of the uncertainties engendered by litigation and are desirous of settling and compromising their differences by entering into this Settlement Agreement, which is intended to resolve the lawsuits in the Biomet MDL connected with use of Biomet MoM Hips.

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NOW, THEREFORE, for good and valuable consideration, the Plaintiffs and Biomet intending to be legally bound, agree as follows:

1. Eligible Plaintiffs. This Settlement Agreement shall extend to all cases currently pending in the Biomet MDL, and any future case filed in a federal court on or before April 15, 2014.1 To be eligible to participate in the Settlement Agreement every Plaintiff must materially comply with all the requirements of section VII D of the Court’s Case Management Order (No. 242) on or before June 13, 2014. All cases with materially complete fact sheets served by December 31, 2013 will be known as Group 1 cases. All cases with materially complete fact sheets served between January 1, 2014 and June 13, 2014 will be known as Group 2 cases. If a plaintiff does not serve a materially complete fact sheet by June 13, 2014, any potential settlement payment for that plaintiff may be reduced and will be delayed.2

2.         Eligibility and Compensation: (a) Plaintiffs who have received a Biomet M2a 38 or M2a Magnum hip replacement system as part of an initial hip replacement that was revised more than 180 days after it was implanted shall receive a base award of $200,000.00 subject to the discounts as set forth in paragraph (b) below. To the extent a claimant has received bilateral M2a 38 or M2a Magnum hip replacement systems, each hip shall be treated separately.

(b)     Base award deductions/discounts:

(1)	Cases involving Biomet M2a38 or M2a Magnum hip replacement systems that were revised more than five years, but less than eight years, after initial implantation, are subject to a discount of $10,000.

(2)	Cases involving Biomet M2a38 or M2a Magnum hip replacement systems that were revised more than eight years, but less than ten years after initial implantation, are subject to a discount of $37,500. Cases that were revised more than ten years after initial implantation, will receive a payment of $20,000, without regard to any qualifying or discounting criteria.

1 Any currently pending lawsuit or lawsuit filed on or before April 15, 2014 against Biomet concerning an M2a Metal-on-Metal (MoM) device which is filed in state Court may participate in this proposed settlement should they timely notify Biomet and otherwise materially comply with all the terms of this Settlement Agreement.

2 A Schedule of Settlement Deadlines for Group 1 and Group 2 cases is attached hereto as Exhibit A.

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(3)	Cases involving Biomet M2a38 or M2a Magnum hip replacement systems that were initially implanted after August 1, 2010, but before July 1, 2011, are subject to a discount of $10,000. Cases involving a Biomet M2a38 or M2a Magnum hip replacement system after July 1, 2011, but before January 27, 2012 are subject to a discount of $37,500. Cases involving a Biomet M2a38 or M2a Magnum hip replacement system that were initially implanted after January 27, 2012, will receive a payment of $20,000, without regard to any qualifying or discounting criteria.

(4)	Cases that Biomet believes are time-barred will receive a payment of $20,000, without regard to any qualifying or discounting criteria.[3]

(5)	Plaintiffs who received a Biomet metal-on-polyethylene (“MoP”) device or a Biomet MoM hip replacements other than the M2a 38 and the M2a Magnum, such as the M2a Taper, RingLoc, or a ReCap, will receive $20,000, without regard to any qualifying or discounting criteria.

(6)	Plaintiffs who received any type of Biomet MoM Hip for the first time as part of a revision procedure or who had their Biomet MoM Hip revised within six months of initial implantation, will receive $20,000, without regard to any qualifying or discounting criteria.

(7)	Any Plaintiff who received a Biomet MoM Hip, and who was revised, but is now dead and who died for reasons unrelated to alleged complications from a revision surgery before an agreement is reached regarding the resolution of that Plaintiff’s case, will receive $20,000, without regard to any qualifying or discounting criteria.

(d)       Categorization of Cases. By April 18, 2014 Plaintiffs’ counsel of record will produce a list of all their cases where materially complete fact sheets were served by December 31, 2013, identifying the categorization of each case, including any applicable discounts as identified in paragraph 2 above. Biomet will notify Plaintiff’s counsel of record in these cases by May 9, 2014 if they disagree with Plaintiffs’ categorization, and indicate for each case the amount of the discount Biomet claims applies. By August 8, 2014 Plaintiffs’ counsel of record will produce a list of all their cases where materially complete fact sheets were served between January 1, 2014 and June 13, 2014, identifying the categorization of each case, including any applicable discounts as identified in paragraph 2 above. Biomet will notify Plaintiffs’ counsel of

3 Paragraph 4 below lays out the circumstances under which these cases may be mediated.

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record in these cases by September 5, 2014 if they disagree with Plaintiffs’ categorization, and indicate for each case the amount of the discount Biomet claims applies. All cases where the Parties disagree as to the value will be mediated in accordance with Paragraph 3.

(e)        By March 10, 2014 Biomet will notify Plaintiffs’ counsel of record in any case where a fact sheet was served on or before December 31, 2013, if Biomet asserts that the Plaintiff Fact Sheet is materially deficient as required under section VII. D. 4 of the Court’s CMO No. 242. By June 6, 2014, Plaintiffs must provide Biomet with a complete list of all Plaintiffs, who have served materially complete fact sheets as of December 31, 2013, and who complied with the terms of Paragraph 2, who do not elect to seek an enhanced award.

(f)        Any case that has not served a materially completed fact sheet by December 31, 2013 is required to serve a materially complete Plaintiff Fact Sheet no later than June 13, 2014. By July 14, 2014 Biomet will notify Plaintiffs’ counsel of record in any case where a fact sheet was served between January 1, 2014 and June 13, 2014, if Biomet asserts that the Plaintiff Fact Sheet is materially deficient, as required under section VII. D. 4 of the Court’s CMO No. 242. By September 26, 2014, Plaintiffs must provide Biomet with a complete list of all Plaintiffs from this group who complied with the terms of Paragraph 2 who do not elect to seek an enhanced award.

3.Mediation of Cases: The cases selected by Plaintiffs and Biomet for resolution pursuant to this paragraph will be referred to as the “mediation cases.” Cases to be mediated are as follows:

(a)	Enhanced Payments. The Parties recognize that Plaintiffs believe there is good cause for some of their cases that qualify for payments pursuant to Paragraphs

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2(a), 2(b)(1), 2(b)(2) and 2(b)(3)[4] to be entitled to “enhanced” compensation. The criteria identified in Exhibit A to the Court’s January 8, 2014 Order (No. 1177) set forth parameters to be considered, as to whether a case qualifies for enhanced compensation. By May 23, 2014, Plaintiffs shall provide a list of its possible “enhanced compensation” cases from all filed cases with materially completed fact sheets as of December 31, 2013. By September 12, 2014, Plaintiffs shall provide a list of its possible “enhanced compensation” cases from all cases where materially completed fact sheets were served between January 1, 2014 and June 13, 2014.

(b)	Contested Cases. Biomet also believes that there is good cause to reduce the amounts to be paid on cases that qualify for payments, pursuant to Paragraph 2 of this Settlement Agreement. Good cause for Biomet to seek to reduce the amount to be paid to a specific plaintiff, include, but are not limited to, evidence of trauma, infection or other objective explanations for a premature failure of the hip system with the absence of evidence of a MoM injury. By May 30, 2014, Biomet shall provide a list of its contested cases from all filed cases with materially completed fact sheets as of December 31, 2013. By September 19, 2014, Biomet shall provide a list of its contested cases from all filed cases with materially completed fact sheets served between January 1, 2014 and June 13, 2014

(c)	Mediation Process. The cases selected by Plaintiffs and Biomet for resolution pursuant to this paragraph, will be mediated with the assistance of Thomas Rutter of ADR Solutions in Philadelphia, who will act as the mediator to work with the

4 Biomet may agree to mediate other Paragraph 2(b) cases if there is evidence of implant failure as a result of metal wear and there is a viable cause of action under the applicable state law.

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Parties to resolve any of the mediation cases, pursuant to this paragraph. Beginning in October 2014, the mediator will schedule, in consultation with the PEC and Biomet, firm-by-firm mediations to take place in Philadelphia. The Parties will confer in good faith, attempting to agree on values for all mediated cases. Any mediated case not resolved by December 5, 2014, subject to the aggregate settlement percentage requirements set forth in Paragraph 5, will be remanded, pursuant to an appropriate order of the Court.

4.Mediation of Statute of Limitation Cases: With respect to cases that Biomet believes are time-barred and subject to the terms of Paragraph 2(b)(4), if a Plaintiff disputes how their case is so categorized, the Parties agree the provisions of Paragraph 3 will be used to resolve whether a particular case, in fact, is time-barred. Any case designated by Biomet as being subject to Paragraph 2(b)(4) that is not resolved by December 5, 2014, subject to the aggregate settlement percentage requirements set forth in Paragraph 5, will be remanded, pursuant to an appropriate order of the Court.

5.Biomet Funding Obligation: Biomet’s obligation to fund this Settlement Agreement requires 90% of the cases qualifying for payments pursuant to Paragraph 2 and 67% of the “mediation” cases, pursuant to paragraph 3 above, to accept a settlement offered, pursuant to this Settlement Agreement. Biomet must decide whether to fund the settlement within fifteen (15) days of receiving written notice from the PEC that Plaintiffs believe at least one of the requirements of this Paragraph have been satisfied. If Biomet takes the position, in writing, that a requirement of Paragraph 5 has not been satisfied, the issue will be decided by the Court. With respect to Group 1 cases qualifying for a Paragraph 2 payment, Plaintiffs can elect to give early notice of a funding obligation to Biomet, when 90% of the Group 1 cases that are not seeking an enhanced award have accepted a settlement offer.

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6.Escrow: Within thirty (30) days of an agreement that, or the Court determining that any of the 90% acceptance requirements of Paragraph 5 have been met, Biomet will pay or cause to be paid an initial payment of $50,000,000 to Esquire Bank to be held in Escrow. Any “early” notice Paragraph 2 cases, as described in Paragraph 5 above, will be paid on or before September 26, 2014. To the extent additional funds are needed to fund settlements and the PEC and Biomet’s counsel have agreed in writing that such funds are needed, within fifteen (15) business days of receipt of a written request co-signed by a representative of the PEC and Biomet’s counsel, Biomet will pay, or cause to be paid sufficient funds to pay the accepted and agreed to settlement payments.

7.Distribution of Settlement Payments: Plaintiffs are going to create one or more qualified settlement fund (“QSF”) accounts within the meaning of Treas. Reg. § 1.468B-1, in a form agreed to by parties, following the entry of an Order of the Court creating them. The QSFs will be established at a bank of Plaintiffs’ Counsels’ choosing, and the parties agree that Biomet’s transfer of funds to a QSF does not constitute constructive receipt of a settlement amount by Plaintiffs’ Counsel or Plaintiffs. The Parties also agree that Biomet transfer of funds to the QSF does not constitute a commitment or promise by Biomet to authorize the disbursement of such funds to Plaintiffs’ Counsel or Plaintiffs, prior to satisfying the conditions described in Paragraphs 11 and 12 of this Settlement Agreement. The parties also agree to negotiate a settlement administration agreement described in Paragraph 13 below. One of the provisions to be included in the settlement administration agreement will allow certain contested cases to be paid, with Biomet’s consent, which will not be unreasonably withheld, before the qualifying percentage for mediated cases, as set forth in Paragraph 5 of this Settlement Agreement, is met.

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8.Non-Revision Cases:  The Parties provided the Court with a list of “non-revision” cases on January 22, 2014 (the “Non-Revision” list). Unless removed from this list, pursuant to the terms of the Court’s December 10, 2013 and February 3, 2014 Orders (No. 1117, 1316), all cases on the Non-Revision list will be dismissed without prejudice on or before September 12, 2014, pursuant to an Order, to be approved and entered by the Court. If a non-revisions case becomes a revision case before it is dismissed, the Plaintiff in that case will be eligible, subject to all the obligations and requirements of this Settlement Agreement, to participate in this Settlement Agreement. Plaintiffs will have the right to contest the dismissal of a non-revision case, if appropriate, under applicable state laws if a viable cause of action remains. Plaintiffs have the right to request to mediate a non-revision case where it has been determined that a revision is medically necessary, but the Plaintiff is not able to obtain medical clearance for the revision surgery or such medical clearance has been delayed. For any of these cases, Biomet reserves the right to say in mediation the case has no value. Biomet asserts that the Statute of Limitations is triggered at the time of revision. Biomet recognizes that, subject to the circumstances of a particular case, the Statute of Limitations for unfiled non-revision cases should be triggered at the time of revision, consistent with the applicable state Statute of Limitations.

9.Stay of Proceedings:  The Parties agree to jointly request that the Court stay all the Parties’ respective obligations set forth in the Court’s December 10, 2013 Orders (Nos. 1117, 1118) until such time as the Parties agree that the obligations contemplated by this Settlement Agreement have been completed. The Parties agree to provide the Court with status reports regarding the implementation of this Settlement Agreement every forty-five (45) days, beginning on April 17, 2014.

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10.      Assessment and Common Benefit Fund:

(a)       Biomet’s Obligations:  In addition to Biomet’s funding obligations pursuant to Paragraph 5 of this Agreement, Biomet agrees to assume the funding obligations set out in a separate “Common Benefit Settlement Agreement” (CBSA). The CBSA becomes effective only if this Agreement becomes effective. Plaintiffs participating in this Settlement Agreement and their counsel are third-party beneficiaries of, but are not parties to, that CBSA.

(b)       Obligations of Settling Plaintiffs:  This private settlement agreement includes cases both in the MDL Court and various state courts. By participating in this settlement all participating plaintiffs and their counsel agree to comply with all Court Orders in furtherance of fees and expenses for MDL common benefit work. The PEC shall seek an Order from the MDL Court requiring a provisional holdback of no more than 6% -- 5% fees and 1% costs -- from each participating plaintiff’s gross monetary recovery, to be paid to designated escrow accounts for common benefit attorneys’ fees and costs. That Order shall further specify that an appropriate rebate of monies provisionally withheld for Common Benefit Attorneys’ Fees shall be made to counsel for participating plaintiffs once the Total Gross Settlement Amount to be paid by Biomet under the other provisions of this Agreement is known. That Order shall also specify that an appropriate rebate of monies provisionally withheld for Common Benefit Costs shall be made to counsel for participating plaintiffs once all qualifying expenses have been reimbursed or paid. The provisional holdbacks for Common Benefit Fees and Common Benefit Costs shall apply to non-mediation cases and mediation cases alike, and to any and all amounts awarded to Plaintiffs and their counsel, or to Unrepresented Plaintiffs.

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11.Releases.  Each Plaintiff who receives a payment from Biomet pursuant to this Settlement Agreement, will execute a Release and Settlement Agreement and Covenant Not To Sue (“Release”) in a form mutually agreed to by the Parties. The release will release and forever discharge Biomet, and all its related entities, partners, members, shareholders, subsidiaries, officers, directors, employees, assigns, successors and affiliates, from any and all claims for damages, of every kind and nature in law or equity, which each Plaintiff ever had or now have against Biomet, relating to a MoM product. The parties to this Settlement Agreement recognize that all sums paid, pursuant to this Settlement Agreement, constitute damages on account of personal injuries or physical injuries or physical sickness, within the meaning of Section 104 of the Internal Revenue Code of 1986, as amended, and no portion of the proceeds paid under this Settlement Agreement represent punitive damages; prejudgment or post judgment interest; or damages for non-physical injuries.

12.Payment of Liens.  Each Plaintiff who receives a payment from Biomet pursuant to this Settlement Agreement, agrees to pay or have paid any liens held by or amounts owed to third parties, whether persons or entities, including any state or federal government entities, as well as any known subrogated interest asserted by a bona fide healthcare provider or insurer arising out of, or related to each Plaintiff’s claimed Biomet related injury. This Agreement does not alter or expand any notice obligations any Plaintiff has by law or contract. To the extent Plaintiffs decide to use a QSF, or multiple QSFs, the parties will cooperate in good faith regarding their formation. Plaintiffs and Plaintiffs’ Counsel understand that as a condition precedent to the disbursement by a QSF of allocated settlement funds for each individual Plaintiff, they shall provide Biomet with appropriate documentation, that any and all known, valid liens have been resolved.

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13.Settlement Administration Agreement:  The Parties agree to negotiate in good faith, enter into, and intend to be bound by the terms of a settlement administration agreement that shall contain the following terms: (a) the amounts and terms for the escrow of funds, pursuant to this Settlement Agreement; and (b) instructions for distribution of funds to individual plaintiffs, pursuant to this Settlement Agreement. The parties understand and agree that executing the settlement administration agreement is only to facilitate the administration and performance of the essential terms of the Settlement Agreement, and is not a condition precedent to settlement. The parties agree that the Settlement Agreement contains all necessary terms of a contract under applicable law, and is binding and enforceable, regardless of whether the parties execute a separate settlement administration agreement.

14.Confidentiality.  Plaintiffs and Biomet understand, acknowledge, and agree that this settlement and the terms and conditions of this Agreement, including the amount to be paid hereunder, are to be kept strictly confidential, and are not to be disclosed by Plaintiffs or Plaintiffs’ Counsel or Biomet, except as required by law, or as hereinafter set forth, to any person, firm, association, corporation or entity at any time, including but not limited to legal trade journals, reporting services, the press or media, and/or on any posting on the Internet. Notwithstanding the foregoing, Plaintiffs and Plaintiffs’ Counsel may make disclosure of settlement amounts to accountants or tax advisors, or if necessary to resolve any outstanding liens, or as otherwise required by law, or any Court Order. Any other disclosure of the amount or terms and conditions of this Agreement may be made, only upon receipt of written consent from counsel for Biomet or upon receipt of a Court Order. If Plaintiffs or their counsel receive notice of a legal proceeding in which the Court requests and/or orders Plaintiffs or Plaintiffs’ Counsel to disclose any matter covered by this Agreement, Plaintiffs and their counsel agree to give

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immediate notice to Biomet. If disclosure of this Agreement is required to be made to a Court, Plaintiffs and Plaintiffs’ Counsel agree not to oppose any motion for a Protective Order by Biomet seeking to protect the confidentiality of this Agreement. The parties agree that this paragraph of the Settlement Agreement shall cease to be effective upon the Court’s entry of an order approving or incorporating the terms of this Agreement.

15.Warranties, Representations, and Stipulations:  (a) Nothing in this Agreement constitutes any admission of liability or fault of any kind on the part of Biomet, or anyone else. Neither this Agreement nor any of its attachments shall be admissible in evidence in any proceeding, except in an action to enforce the terms of this Settlement Agreement or the Releases; (b) this Settlement Agreement is the product of arm’s length negotiations between counsel and/or parties represented by counsel. No party shall be deemed to be the drafter of this Settlement Agreement or any provisions hereof. No presumption shall be deemed to exist in favor of or against any party as a result of the preparation or negotiation of this Settlement Agreement; (c) the undersigned counsel for Biomet is the duly appointed Lead counsel for the Biomet, and has authority to negotiate and enter into this Settlement Agreement on behalf of the Biomet; (d) the undersigned counsel for the Plaintiffs are duly appointed Coordinating Co-lead Counsel of the PEC, pursuant to the Court’s December 5, 2012 and December 30, 2013 Orders (Nos. 127, 1154 ), and have authority to negotiate and enter into this Settlement Agreement, on behalf of the Plaintiffs; (e) this Settlement Agreement shall be binding on the parties regardless of any change in the law that might occur after the date that this Settlement Agreement is signed; (f) in case any provision, or any part of any provision, contained in this Settlement Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the

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affected provision) of this Settlement Agreement, but this Settlement Agreement shall be construed as if such invalid, illegal or unenforceable provision (or any part thereof) had never been contained herein, but only to the extent it is invalid, illegal or unenforceable; (g) the Parties agree that this Settlement Agreement shall be interpreted in accordance with the laws of the State of Indiana; (h) the Parties acknowledge that this Settlement Agreement, including all Exhibits attached hereto, constitutes the entire agreement, and replaces and supersedes any prior agreements, whether in writing or otherwise. Plaintiffs and Plaintiffs’ Counsel agree that they have neither received nor relied on any other agreements or promises, other than as contained in this Settlement Agreement; (i) to the extent that there are any conflicts or discrepancies with any prior agreements, this Settlement Agreement, including all Exhibits attached hereto, shall govern; and (j) the Parties, through the undersigned counsel, shall submit this Settlement Agreement to the Court for review and approval, and hereby stipulate that this Settlement Agreement is a true, accurate, and complete statement of the Parties’ agreement to compromise, settle, and release all claims alleged in the cases pending in the Biomet MDL, as described in Paragraph 1 of this Agreement.

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On behalf of the Plaintiffs Executive Committee
//S:Thomas R. Anapol//
Thomas R. Anapol
ANAPOL SCHWARTZ
1710 Spruce Street
Philadelphia, PA 19103
(215) 735-1130
tanapol@anapolschwartz.com
W. Mark Lanier
LANIER LAW FIRM, PC
6810 FM 1960 West
Houston, Texas 77069
Phone: (713) 659-5200
Fax: (713) 659-2204 wml@lanierlawfirm.com

ATTORNEYS FOR BIOMET
//S: John D. Winter//
John D. Winter
PATTERSON, BELKNAP, WEBB & TYLER, LLP
1133 AVENUE OF THE AMERICAS
New York, NY 10036
(212) 336-2000
jwinter@pbwt.com
John D. LaDue
LADUE CURRAN & KUEHN LLC
205 West Jefferson Boulevard
South Bend, IN 46601
(574) 968-0760 jladue@lck-law.com

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case 3:12-md-02391-RLM-CAN    document 1317-2    filed 02/03/14    page 1 of 8

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF INDIANA

SOUTH BEND DIVISION

	)	CAUSE NO. 3:12-md-02391-RLM-CAN
In re: BIOMET M2A MANGUM HIP	)	(MDL-2391)
IMPLANT PRODUCTS LIABILITY	)
LITIGATION	)	THIS DOCUMENT RELATES TO: ALL CASES

CASE MANAGEMENT ORDER ESTABLISHING COMMON

BENEFIT FEE AND EXPENSE FUNDS

I.	SCOPE OF ORDER

Due to the nature of this particular litigation, this Order is entered to provide for the fair and equitable sharing among plaintiffs, and their counsel, of the burden of services performed and expenses incurred by attorneys acting for the common benefit of all plaintiffs in this complex litigation.

A.	Governing Principles--The Common Benefit Doctrine.

The governing principles are derived from the United States Supreme Court’s common benefit doctrine, as established in Trustees v. Greenough, 105 U.S. 527 (1881); refined in, inter alia, Central Railroad & Banking Co. v. Pettus, 113 U.S. 116 (1884); Sprague v. Ticonic National Bank, 307 U.S. 161 (1939); Mills v. Electric Auto-Lite Co., 396 U.S. 375 (1970); Boeing Co. v. Van Gemert, 444 U.S. 472 (1980); and approved and implemented in the MDL context, in inter alia, In re MGM Grand Hotel Fire Litigation, 660 F.Supp. 522, 525-29 (D. Nev. 1987); and In re Air Crash Disaster at Florida Everglades on December 29, 1972, 549 F.2d 1006, 1019-21 (5th Cir. 1977).

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B.	Application.

This Order applies to all cases now pending, or later filed in, transferred to, or removed to, this Court and treated as part of the coordinated proceeding known as In re: Biomet M2A Magnum Hip Implant Products Liability Litigation, MDL 2391. This Order further applies to all plaintiffs’ attorneys who represent clients, who have cases now pending in, or later filed in, transferred to, or removed to, this Court and state courts.

C.	Participating Counsel

Participating Counsel include all members of the Plaintiffs’ Executive Committee (PEC), Plaintiffs’ Steering Committee (PSC), and Plaintiffs’ Liaison Counsel (Liaison) (all as appointed in this Court’s Organizational Structure Order entered December 5, 2012, and as modified by the Amended Order entered December 30, 2013) and any other plaintiffs’ attorneys who have Hip Implant cases pending against Biomet in the MDL and/or in state courts and who settle one or more cases pursuant to the Settlement Agreement Between Biomet, Inc. and Plaintiffs’ Executive Committee for In Re: Biomet M2A Magnum Hip Implant Products Liability Litigation, MDL No. 2391. Participating Counsel are entitled to receive the “Common Benefit Work Product,” as defined in the Case Management Order Regarding Management of Timekeeping, Cost Reimbursement and Related Common Benefit Issues, filed on July 18, 2013. “Common Benefit Work Product” does not include trial or hearing transcripts, deposition transcripts of defendants’ or third-party witnesses or exhibits attached thereto, nor does it include the actual documents/images of documents produced by defendants in response to discovery requests or the discovery requests themselves.

The Court recognizes the jurisdictional rights and obligations of the state courts to conduct their state court litigation as they so determine and that the state court litigations include counsel who are Participating Counsel. This Order shall not be cited by Participating Counsel in any other court in support of a position that adversely impacts the jurisdictional rights and obligations of the state courts and state court Participating Counsel.

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II.	PLAINTIFFS’ LITIGATION FEE AND EXPENSE FUNDS

A.	Establishing the Fee and Cost Funds.

By subsequent Order of this Court, the Court will appoint a qualified certified public accountant (the “CPA”) who is directed to establish two interest-bearing accounts to receive and disburse funds as provided in this Order (the “Funds”). The first fund shall be designated the “Biomet Hip Common Benefit Attorney’s Fee Fund” and the second fund shall be designated the “Biomet Hip Common Benefit Cost Fund.” These funds will be held subject to the direction of this Court.

The CPA shall serve as Escrow Agent over the Funds and keep detailed records of all deposits and withdrawals and to prepare tax returns and other tax filings in connection with the Funds. Such subsequent Order appointing the CPA shall specify the hourly rates to be charged by the CPA and for the CPA’s assistants, who shall be utilized where appropriate to control costs. The CPA shall submit quarterly detailed bills to the Court and to Plaintiffs’ Co-Lead Counsel, Thomas Anapol. Upon approval by the Court, the CPA’s bills shall be paid from the Biomet Hip Common Benefit Expense Fund. Thomas Anapol shall provide a copy of this Order to the CPA.

B.	Payments into the Fee and Expense Funds: The Assessment.

All Plaintiffs and their attorneys who are subject to this Order and who, either agree or have agreed — for a monetary consideration — to settle, compromise, dismiss, or reduce the amount of a claim or, with or without trial, and with or without mediation, recover a judgment for monetary damages or other monetary relief, including such compensatory and punitive damages, with respect to Biomet Hip Implant claims are subject to an assessment of the “gross monetary recovery,” as provided herein.

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1.	Gross Monetary Recovery

Gross monetary recovery includes any and all amounts paid to plaintiffs’ counsel by Defendants through a settlement or pursuant to a judgment. In measuring the “gross monetary recovery,” the parties are to (a) exclude court costs that are to be paid by the defendant; (b) include any payments to be made by the defendant on an intervention asserted by third-parties, such as to physicians, hospitals, and other healthcare providers in subrogation related to treatment of plaintiff and any governmental liens or obligations (e.g., Medicare/Medicaid); and (c) include the present value of any fixed and certain payments to be made in the future. The assessment shall apply to all of the cases of the Plaintiff’s attorneys who are subject to this Order that are pending in the MDL or state court.

2.	Provisional Assessment Amounts

(a)      The assessment amounts shall be a provisional assessment of a total of six(6) percent of a plaintiff’s gross settlement value, which includes a provisional assessment of one (1) percent for common benefit costs and a provisional assessment of five (5) percent for common benefit attorneys’ fees.

(b)      Common Benefit Costs – The funds in the Biomet Hip Cost Fund shall be used solely to reimburse common benefit expenses that meet the requirements of this Court’s Case Management Order Regarding Management of Timekeeping, Cost Reimbursement and Related Common Benefit Issues entered on July 18, 2013. After all qualifying expenses are reimbursed from this Cost Fund pursuant to the applicable provisions of this Order and the July 18, 2013 Order, any monies remaining in the Cost Fund shall be returned to each settling Claimant’s primary counsel of record in proportion to that Claimant’s provisional assessed

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contribution to the Cost Fund. It shall be the obligation of each Claimant’s counsel in that event to ensure that those rebated monies are further distributed to the relevant Claimant in accordance with the applicable state’s laws and ethics rules governing the proper handling of litigation costs/expenses.1

(c)    Common Benefit Attorneys’ Fees – The funds in the Biomet Hip Fees Fund shall be used solely to compensate those attorneys who performed qualifying Common Benefit work, as specified further in this Court’s Case Management Order Regarding Management of Timekeeping, Cost Reimbursement and Related Common Benefit Issues entered on July 18, 2013. The total Common Benefit Attorneys’ Fees to be paid by the Fund for qualifying Common Benefit work shall not exceed the lesser of (a) the $6 million paid by the Defendant, pursuant to the Common Benefit Settlement Agreement and Paragraph 3(a) of this Order or (b) five percent (5%) of the total gross payments ultimately made by the Defendant pursuant to the Master Settlement Agreement and the Common Benefit Fee Agreement. Once the total gross amount to be paid by the Defendant to settling Claimants pursuant to the Master Settlement Agreement is known, and the total Common Benefit Fees to be paid for qualifying Common Benefit work under this provision (c) can therefore be determined, all additional monies in the Fees Fund shall be returned to the primary counsel of record for each settling Claimant in proportion to the provisional assessed contribution to the Fees Fund attributable to that Claimant’s gross settlement. The Claimant’s counsel shall be entitled to keep that portion of the rebated assessment which is consistent with the total percentage attorneys’ fees properly chargeable under the Claimant’s attorney-client contract and under applicable state’s laws and ethics rules

1 In a small number of states, Claimant’s counsel may be obligated by applicable laws and/or ethics rules to take any litigation expenses/costs “off the top” of a Claimant’s gross recovery; the counsel’s contingent fee percentage is then applied to the remainder of the recovery. In those states, the initial cost assessment under this Order is therefore being borne both by the Claimant and his/her counsel, and an appropriate portion of the rebated Cost Fund assessment may therefore be properly distributed to Claimant’s counsel.

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governing the proper handling of contingent attorneys’ fees.2 The remainder of the rebated assessment shall be used by the Claimant’s counsel to reduce the total attorneys’ fees payable by the Claimant to ensure that the total attorney’s fees paid by the Claimant in connection with the settlement do not exceed those properly chargeable under the Claimant’s attorney-client contract and under applicable state’s laws and ethics rules governing the proper handling of contingent attorneys’ fees.

3.	Parties’ Obligations

(a) Consistent with the Common Benefit Fee Agreement entered into by the Defendant and the Plaintiffs’ Executive Committee, the Defendant shall deposit $6 million into the Common Benefit Biomet Hip Attorney’s Fee Fund at the time Biomet’s obligation to fund the Master Settlement Agreement vests pursuant to Paragraph 5 of that Agreement.

(b) Plaintiffs and their counsel shall provide the Court, quarterly, with a list setting forth (a) the names of the law firms representing the plaintiff and the names of all attorneys on the pleadings or appearing as counsel of record in all properly served Biomet Hip Implant cases in state and federal courts in the United States, and (b) whether the case is pending in federal or state court, and if it is pending in state court Plaintiffs and their counsel shall identify the state.

The Defendant shall provide at least quarterly a list to the Court or its designee and to the PEC of the names and docket numbers of the cases for which it has agreed to make a settlement payment since the last such report, as well as the amount of that settlement payment.

2    Claimant’s Counsel shall receive with the rebated assessment funds a statement indicating the dollar amount credit paid as Common Benefit Attorneys’ Fees that should be used when calculating the total portion of the rebated assessment properly to be retained by Claimant’s counsel.

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III.	COURT APPROVAL AND FEE COMMITTEE

A.  Court Approval

The amounts deposited in the Biomet Hip Common Benefit Attorneys’ Fee and Common Benefit Costs Funds shall be available for distribution to Participating Counsel who have performed professional services or incurred expenses for the common benefit. No amounts will be disbursed without review and approval by the Court or such other mechanism as the Court may order. Specifically, such sums shall be distributed only upon Order of the Court in MDL 2391. Each Participating Counsel who does common benefit work and has complied with this Court’s Case Management Order Regarding Management of Timekeeping, Cost reimbursement and Related Common Benefit Issues has the right to present their claim(s) for compensation prior to any recommendation to the Court. Upon order of the Court, payments may be made from the Fund to Participating Counsel who provide services or incur expenses for the joint and common benefit of plaintiffs in addition to their own client or clients. Attorneys eligible are limited to Plaintiffs’ Executive Committee, Steering Committee, Liaison Counsel, and other Participating Counsel called on to assist in performing their responsibilities, and other Participating Counsel performing similar responsibilities in state court actions.

B.      Fee Committee

At the appropriate time, this Court shall appoint a Fee Committee to make recommendations to this Court on the issues of how any money in the Biomet Hip Fee and Expense Funds shall be distributed among Participating Counsel (the “Fee Committee”). The Fee Committee shall determine on its own the most fair and efficient manner by which to evaluate all of the time and expense submissions in making its recommendation to this Court.

IT IS SO ORDERED.

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case 3:12-md-02391-RLM-CAN    document 1317-2    filed 02/03/14    page 8 of 8

Dated:    2/3/2014

/s/ Robert L. Miller, Jr.

Honorable Robert L. Miller, Jr.
Judge, United States District Court

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BIOMET COMMON BENEFIT SETTLEMENT AGREEMENT

Dated January 31, 2014

This Settlement Agreement (hereinafter referred to as the “Biomet Common Benefit Settlement Agreement” is made January 31, 2014, by and between Biomet and the Plaintiffs Executive Committee appointed by the Court in MDL No. 2391 (hereinafter PEC).

RECITALS

WHEREAS, the PEC and other plaintiffs’ attorneys represent plaintiffs who have made claims, in litigation as well as pre-litigation, against Biomet in connection with this MDL;

WHEREAS, Biomet, while not admitting any wrongdoing or conceding that plaintiffs have suffered any cognizable injury, nonetheless wish to encourage participation in the Settlement Agreement (hereinafter MSA) in Biomet M2A Magnum Hip Implant Products liability Litigation, MDL No. 2391 (hereinafter Biomet MDA), entered into on February 3, 2014, by assisting with the resolution of the Common Benefit Attorneys’ Fees associated with this litigation;

WHEREAS, the PEC on behalf of themselves, other plaintiffs’ attorneys, and their respective clients also wish to have assistance resolving the Common Benefit Attorneys’ fee claims;

NOW THEREFORE, Biomet and the PEC, on behalf of themselves, other plaintiffs’ attorneys, and their respective clients, agree as follows:

1.	Pursuant to Paragraph 10 of the Biomet MSA, the Plaintiffs Executive Committee shall seek a Case Management Order (CMO) from the MDL Court, the Honorable Robert L. Miller, Jr., establishing a Common Benefit Fee Fund and a Common Benefit Cost Fund for MDL 2391.

2.	Biomet shall deposit $6 million into the Common Benefit Fee Fund established by the CMO at the time that Biomet’s obligation to fund the Master Settlement Agreement vests pursuant to Paragraph 5 of that Agreement.

3.	This is a private agreement. However, the CMO to be requested from the MDL Court shall specify that The Honorable Robert L. Miller, Jr. (hereinafter “the Court”) or his designee shall preside over the award and disbursement of the Common Benefit Fees as specified by this Agreement and the CMO.

4.	Biomet takes no position regarding, and shall have no responsibility or liability for, the amount of the Common Benefit Fees Fund, the award or any amounts awarded as Common Benefit Fees by virtue of this Agreement or the related CMO.

5.	Biomet and its counsel are not responsible for any fees, expenses or costs to Common Benefit Attorneys or their respective clients under this Agreement, other than the payment into escrow of the Settlement Funds to be paid pursuant to the MSA and the Common Benefit Fees Payment pursuant to Paragraph 2 of this Agreement.

6.	This Agreement shall be governed by and construed in accordance with the law of Indiana without regard to any choice-of-law rules that would require the application of the law of another jurisdiction.

case 3:12-md-02391-RLM-CAN    document 1317-3    filed 02/03/14    page 2 of 2

IN WITNESS WHEREOF, the parties hereto have duly executed this

Common Benefit Settlement Agreement on February 3, 2014.

On behalf of the
COMMON BENEFIT ATTORNEYS:

//S: Tom Anapol//

On behalf of
BIOMET, INC.:

//S: John Winter//

Exhibit 99.1

Biomet Announces Settlement of Multi-District Litigation

WARSAW, IND., February 3, 2014—Biomet, Inc. announces that it has reached a settlement in MDL 2391 - In Re: Biomet M2A Magnum Hip Implant Products Liability Litigation related to claims associated with its metal-on-metal hip products pending in the United States District Court for the Northern District of Indiana, South Bend Division. Judge Robert L. Miller, Jr. approved the settlement of the MDL today.

Biomet is pleased to have reached this settlement and have the MDL resolved. Biomet appreciates the guidance provided by Judge Miller to bring this litigation to an expeditious and efficient resolution.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio includes knee and hip reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products, including spine hardware, spinal stimulation devices, osteobiologics, and non-invasive bone growth stimulators; as well as neurosurgical and craniomaxillofacial reconstructive devices, and thoracic products; dental reconstructive products; and bone cement products, biologics, and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

Investors: Barbara Goslee, 574-372-1514 or barb.goslee@biomet.com

Media: Bill Kolter, 574-372-1535 or bill.kolter@biomet.com